UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2024

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form      40-F ☐

On July 17, 2024, Guardforce AI Co., Limited (the “Company”) issued a press release announcing that its wholly owned subsidiary in Mainland China, Beijing Wanjia Security System Limited (“Beijing Wanjia”), has significantly expanded its contracts with two renowned retail clients, each of whom has worked with Beijing Wanjia for over 10 years. The Company is also proud to announce that it now serves nearly 20,000 retail stores in the Asia Pacific region. A copy of that press release is attached hereto as Exhibit 99.1.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Guardforce AI Expands Contracts with Two Major Retail Customers” dated July 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2024	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

3